SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2004

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)

         1.       Name and business address of person filing statement.

                  Paul R. Shlanta
                  817 West Peachtree Street, N.W.
                  Suite 1000
                  Atlanta, GA  30308

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  Not applicable.

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  AGL Resources Inc. and its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  AGL Services Company

                  Senior Vice President,  General Counsel,  Corporate  Secretary
                  and  Chief  Corporate   Compliance  Officer

                  Responsible for managing all of AGL Resources' corporate legal affairs, as well as corporate insurance matters, claims, internal audit and the corporate secretary organization.

         5.

         (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

                  See Exhibit A, submitted under a request for confidential treatment.

         (b) Basis for compensation if other than salary.

                  Certain employees participate in AGL Resources' performance-based incentive compensation plan. The plan is described in more detail in AGL Resources' Annual Report on Form 10-K.

         6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

         (a) Total amount of routine expenses charged to client:

                  To be answered only in supplementary statement.

         (b) Itemized list of all other expenses:

                  Not applicable.

Date:  December 30, 2002               By: /s/ Paul R. Shlanta
                                       Paul R. Shlanta
                                       Senior Vice President, General Counsel,
                                       Corporate Secretary and Chief
                                       Corporate Compliance Officer

                                  Exhibit Index

A       Compensation to be Received (submitted under a request for confidential treatment).